UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden Hours per response 2.50

SEC FILE NUMBER 000-22908

CUSIP NUMBER 436233100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:

March 31, 2005

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Hollywood Media Corp.
Full Name of Registrant Hollywood.com, Inc.
Former Name if Applicable 2255 Glades Road, Suite 221A
Address of Principal Executive Office (Street and Number) Boca Raton, Florida 33431
City State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

Hollywood Media Corp. (the “Company”) hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the period ended March 31, 2005 in order to allow the Company sufficient time to complete its financial statements for the quarter ended March 31, 2005.  The Company has experienced delays in completing its financial statements as a result of the resources devoted to completing management’s annual report on internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, which took longer to complete than expected.  The Company currently anticipates that the Form 10-Q will be filed no later than May 16, 2005.

SEC 1344 (07-03)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

  Mitchell Rubenstein, Chairman and CEO

           (561)

        998-8000

                         (Name)

     (Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes  ☒  No  ☐

_______________________________________________________________________________________________________________

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  ☒  No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that there will be a significant increase in the net revenue reported for the three months ended March 31, 2005 over the $14,784,720 in net revenue reported for the three months ended March 31, 2004, based in part on significant increases in Broadway ticketing revenue and Data Business revenue in the first quarter of fiscal 2005. The Company also expects that there will be a significant increase in the net loss reported for the three months ended March 31, 2005 over the net loss of $1,656,463 reported for the three months ended March 31, 2004, based in part on (a) increases in accounting and consulting fees and other internal costs relating to compliance with internal control reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002 and (b) a $0.7 million non-cash gain in the first quarter of 2004 resulting from the Company’s decision to exchange a $2.0 million note receivable held by the Company for the minority ownership interest in the Company’s Baseline business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Except for the historical information contained herein, statements in this Form 12b-25, including, but not limited to, the Company’s expectations of revenues, expenses, net losses and the timing of filing of its Form 10-Q, may be “forward-looking statements” within the meaning of federal securities laws. The matters discussed herein that are forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized.  Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties including, but not limited to, the Company’s failure to timely file the Form 10-Q and other risks and factors described in the Company’s filings with the Securities and Exchange Commission, including its Form 10-K for 2004.  Such forward-looking statements speak only as of the date on which they are made.

Hollywood Media Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 10, 2005	By /s/ Mitchell Rubenstein
Mitchell Rubenstein
Chairman and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.

A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.

Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.

Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

3